August 16, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark P. Shuman, Branch Chief - Legal

RE:                  EarthLink, Inc.

Registration Statement on Form S-4

Filed July 10, 2013

File No. 333-189889 and 333-189889-01 through 333-189889-41

Dear Mr. Shuman:

Set forth below are the responses of EarthLink, Inc. (“EarthLink”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in its comment letter dated July 18, 2013 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us” and “our” refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

General

1.              There are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2012 and the Form 10-Q for the quarterly period ended March 31, 2013. Those comments must be resolved, prior to the desired effective date.

Response:

The Company acknowledges the Staff’s comment.  On July 23, 2013, the Company received correspondence from the Staff indicating that it had completed its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the quarterly period ended March 31, 2013.  Accordingly, the Company believes it has resolved all outstanding Staff comments.

2.              We note that you are registering the senior notes in reliance on the position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with an amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company is filing the requested supplemental letter as correspondence concurrently with the filing of Amendment No. 1 to the Registration Statement on Form S-4 which is being filed on the date hereof.

3.              It appears that the registration statement was not filed for EarthLink Carrier LLC, a subsidiary guarantor of the notes and a co-registrant for this filing. It also appears that the registration statement was filed by DeltaCom, Inc. rather than DeltaCom, LLC which is listed as the co-registrant in this filing. Please advise.

Response:

The Company acknowledges the Staff’s comment. The Registration Statement was filed for both EarthLink Carrier, LLC and DeltaCom, LLC under their former names (InterState FiberNet, Inc. and DeltaCom, Inc.).  InterState FiberNet, Inc. was converted into a limited liability company and changed its name to EarthLink Carrier, LLC on October 3, 2012.  DeltaCom, Inc. was converted into a limited liability company and changed its name to DeltaCom, LLC on August 29, 2012.  The Company has confirmed that the CIK numbers associated with these entities have now been updated in the EDGAR system to reflect the current names.

Description of Notes

Subsidiary Guarantees, page 62

4.              We note your disclosure that the exchange notes will be guaranteed jointly and severally by “Subsidiary Guarantors [which] consist of the Company’s Domestic Restricted Subsidiaries, other than certain excluded Domestic Restricted Subsidiaries” described in the prospectus and “any Foreign Restricted Subsidiary that guarantees any Indebtedness of the Company or any of its Domestic Restricted Subsidiaries.” Please identify and list each of the subsidiary guarantors in the body of the prospectus.

Response:

The Company acknowledges the Staff’s comment. In Amendment No. 1 to the Registration Statement on Form S-4, the Company is providing the following requested disclosure about the subsidiary guarantors under the “Subsidiary Guarantee” sub-section of the “Description of Notes”:

“The Subsidiary Guarantors consist of the Company’s Domestic Restricted Subsidiaries, other than certain excluded Domestic Restricted Subsidiaries as described below, and any Foreign Restricted Subsidiary that guarantees any Indebtedness of the Company or any of its Domestic Restricted Subsidiaries. All of the Company’s Subsidiaries that currently guarantee the Initial Credit Agreement will initially guarantee the Notes.  Each of the Subsidiary Guarantors that currently guarantees the Notes is listed below:

BTI Telecom Corp.	Conversent Communications of New Hampshire, LLC
Business Telecom, Inc.	Conversent Communications of New Jersey, LLC
Business Telecom of Virginia, Inc.	Conversent Communications of New York, LLC
Choice One Communications of Connecticut Inc.	Conversent Communications of Pennsylvania, LLC
Choice One Communications of Maine Inc.	Conversent Communications of Rhode Island, LLC
Choice One Communications of Massachusetts Inc.	Conversent Communications of Vermont, LLC
Choice One Communications of New York Inc.	Conversent Communications Resale L.L.C.
Choice One Communications of Ohio Inc.	CTC Communications Corp.
Choice One Communications of Pennsylvania Inc.	CTC Communications of Virginia, Inc.
Choice One Communications of Rhode Island Inc.	DeltaCom, LLC
Choice One Communications of Vermont Inc.	EarthLink Business, LLC
Choice One Communications Resale L.L.C.	EarthLink Business Holdings, LLC
Choice One of New Hampshire Inc.	EarthLink Carrier, LLC
Connecticut Broadband, LLC	EarthLink Managed Services, LLC
Connecticut Telephone & Communication Systems, Inc.	EarthLink Shared Services, LLC
Conversent Communications Long Distance, LLC	ITC^DeltaCom, Inc.	.
Conversent Communications of Connecticut, LLC	Lightship Telecom, LLC
Conversent Communications of Maine, LLC	US Xchange Inc.
Conversent Communications of Massachusetts, Inc.	US Xchange of Illinois, L.L.C.
US Xchange of Indiana, L.L.C.
US Xchange of Michigan, L.L.C.
US Xchange of Wisconsin, L.L.C.”

Incorporation of Certain Documents by Reference, page 127

5.              Please revise your registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since December 31, 2012, the end of your most recent fiscal year. In this regard, it appears you should incorporate your current report on Form 8-K filed on July 17, 2013. See Item 11(a)(2) of Form S-4.

Response:

The Company acknowledges the Staff’s comment. In Amendment No. 1 to the Registration Statement on Form S-4, the Company is updating the “Incorporation of Certain Documents by Reference” section to incorporate the current report on Form 8-K filed on July 17, 2013.

Exhibits

6.              The opinions of counsel filed as Exhibits 5.2, 5.3, 5.4, 5.5, 5.6, and 5.7 do not state whether the guarantees are binding obligations of the guarantors. As the legal opinion filed as Exhibit 5.1 relies on the opinions of counsel in the other jurisdictions, it appears that the opinions for the jurisdictions other than the ones opined on in Exhibit 5.1 must express a conclusion regarding the binding nature of the guarantees under the law of the jurisdiction of the applicable guarantor’s formation. Please revise.

Response:

The Company acknowledges the Staff’s comment. In responding to this comment, the Company respectfully submits the opinion of Troutman Sanders LLP filed as Exhibit 5.1 does not rely on the opinions of the Company’s respective local counsel filed as Exhibits 5.2 through 5.7 with respect to the opinion regarding the binding nature of the guarantees.  It only contains an assumption as to state law matters for Guarantors not incorporated or organized in Delaware, New Jersey, New York, North Carolina or Virginia (the “Troutman States”), which assumption we believe complies with the Staff’s guidance in the Staff Legal Bulletin No.19 (CF) (the “Bulletin”). The Company respectfully advises the Staff that the notes and the guarantees being registered on the Registration Statement, and the related indenture governing the notes and the guarantees, are in each case governed by the laws of the State of New York. The opinion filed as Exhibit 5.1 covers the laws of the State of New York and states that all of the guarantees, including the guarantees of the guarantors organized outside the Troutman States, will constitute valid and legally binding obligations of the respective guarantors.   The separate legal opinions filed as Exhibits 5.2 through 5.7 address the valid existence and due authorization of the guarantees in the non-Troutman States.  The Company believes that the Exhibit 5.1 opinion and the opinions of the Company’s respective local counsel filed as Exhibits 5.2 through 5.7, as a whole, satisfy the requirements of Item 601(b)(5) of Regulation S-K with respect to the guarantees.

Section II(B)(1)(e) of the Bulletin under the title “Debt Securities and Guarantees,” provides that: “If the registrant is organized in a jurisdiction outside of primary counsel’s area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Both opinions must be filed as exhibits and comply with all applicable requirements. Both primary counsel and local counsel would be named in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K and would be required to file consents pursuant to Securities Act Rule 436(a).”

* * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-6287 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson
Chief Financial Officer

cc:                                Jan Woo, Securities and Exchange Commission, Attorney-Adviser

Barbara C. Jacobs, Securities and Exchange Commission, Assistant Director

Samuel R. DeSimone, Jr., EarthLink, Inc., General Counsel

David Carter, Troutman Sanders LLP